Via EDGAR and U.S. Mail

July 2, 2009

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20249

Attn: Kristin Lochhead

Praveen Kartholy

Re:	Alpha Innotech Corp.

Form 10-K for the Year Ended December 31, 2008

Filed March 27, 2009

File No. 001-14257

Ladies and Gentlemen:

On behalf of Alpha Innotech Corp. (the “Company”) this letter is being transmitted in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission by letter dated June 5, 2009 (the “Staff’s Letter”), with respect to the information in the Company’s Annual Report on Form 10-K for the year ended December 31, 2008, filed on March 27, 2009. The numbering of the paragraphs below corresponds to the numbering of the comments, which for the Staff’s convenience, have been incorporated into this response letter.

Form 10-K for the fiscal year ended December 31, 2008

Item 7. Managements’ Discussion and Analysis of Financial Condition and Results of Operations, page 11

Critical Accounting Policies and Estimates, page 11

Share-Based Employee-Based Compensation, page 13

1.	We see that the expected life assumption used in the calculation of fair value of stock options under the Black-Scholes option pricing model decreased from 10 years at December 31, 2007 to 6.25 years at December 31, 2008. Please tell us and revise future filings to disclose the circumstances that resulted in the change in assumptions.

Through December 31, 2007, our historical information as it related to the expected life associated with our issued options showed no recurring pattern. This was a result of our transition from a private company to a publically traded company, employees’ historical exercise and post-vesting employment behavior, the volatility of the price of the underlying stock, and employees’ length of services. As such, we took a conservative approach through December 31, 2007 and estimated the expected life associated with our issued options to be 10 years, the contractual term. This resulted in the greatest amount of stock-based compensation being calculated and recognized.

However, in 2008, taking the Staff’s “simplified” method for “plain vanilla” options, other research on executive options written by J.N. Carpenter, J. Carr Bettis, John M. Bizjak, and Michael L. Lemmon, and our own historical information as a public company into consideration, we changed our estimate for the expected life assumption from 10 years to 6.25 years.

We believe our estimate now more accurately reflects the expected life associated with our options issued and our previous estimates were not unreasonable given the facts and circumstances at that time.

We will revise future filings to disclose the circumstances that resulted in the change in this assumption.

Comparison of the Years Ended December 31, 2008 and 2007, page 16

2.	In future filings, please provide a more detailed discussion of the underlying reasons for increases or decreases in revenues. For example, you should state why there was an increase in sales of branded products worldwide and why there were decreased sales to GE Healthcare.

In future filings we will provide a more detailed discussion of the underlying reasons for increases and decreases in revenues.

Liquidity and Capital Resources, page 17

3.	We see that you have $648,000 in cash at December 31, 2008 and that the loans from Bridge Bank and the loan from Agility Capital LLC and Montage Capital LLC amounting to over $3 million are due in 2009. Please tell us and revise future filings to provide specific disclosure of your plan to refinance the loans or to obtain additional capital to satisfy your obligations.

Our plans with respect to outstanding loans from Bridge Bank and Agility Capital LLC and Montage Capital LLC are as follows:

Loans From Bridge Bank

We believe that we will be able to renegotiate with Bridge Bank and have the agreement extended for another year as this is in effect a revolving line of credit. However, in addition, we are in discussions with other banks to provide a like-kind line of credit should our renegotiations not be successful.

Loans From Agility Capital LLC and Montage Capital LLC

We believe we will be able to service this debt through positive cash flows from operations in 2009. However, in anticipation of not being successful in generating positive cash flows from operations in 2009, we have entered into negotiations with Agility Capital LLC and Montage Capital LLC to extend the terms of the loan into a future period, which will provide us more time to pay off the loan. We expect that at the time the loan is due the principal outstanding will be $725,000. In addition to negotiations with Bridge Bank and discussions with other banks to extend or provide a like-kind line of credit, we are discussing their ability to provide additional financing to eliminate the need for the Agility Capital and Montage loans.

Future filings will provide specific disclosures of our plans to refinance our existing loans or obtain additional capital to satisfy our obligations.

Consolidated Financial Statements

Note 1. Summary of Significant Accounting Practices, page 25

4.	We see from page 26 that foreign currency translation adjustments are charged or credited to other comprehensive income. We also note the disclosure on page 27 that there were no differences between net income (loss) and comprehensive income (loss). Please reconcile these two disclosures.

As noted on page 25 of our Form 10-K for the year ended December 31, 2008, Alpha Innotech Hong Kong Limited was incorporated under the laws of Hong Kong on November 13, 2008. On December 12, 2008, 100% ownership of Alpha Innotech Hong Kong Limited was transferred to us from its incorporator and it is now our wholly-owned subsidiary. The assets, liabilities, equity and operations of this entity are not material. Foreign currency translations are charged or credited to other comprehensive income as noted on page 26 of our Form 10-K. For the year ended December 31, 2008, this amount was zero. Therefore, there were no differences between net income (loss) and comprehensive income (loss). However, we are expecting this amount to be material in the future as our foreign operations grow.

Note 3. Balance Sheet Components, page 30

5.	We reference the disclosure that amortization of loan costs is included in general and administrative expenses for the years ended December 31, 2008 and 2007. Please tell us how you considered whether your debt costs should be amortized to interest expense over the contractual term of the debt using the effective interest method.

The loan costs of $193,260 were incurred in connection with obtaining debt financing as compared to costs associated with any amounts borrowed. These costs have been capitalized and are being amortized on a straight-line basis over the life of the debt.

Future filings will include the following summary of significant accounting policy:

Loan Fees - Loan fees incurred in connection with obtaining debt financing are capitalized and amortized on a straight-line basis over the term of the related debt and are included in general and administrative expenses.

Item 9A (T). Controls and Procedures, page 39

6.	We note your disclosure that your assessment of internal control over financial reporting was conducted using the criteria in Internal Control over Financial Reporting – Guidance far Smaller Public Companies issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Please tell us specifically what control framework you applied in performing your assessment of internal control over financial reporting. In that regard, please tell us how the framework you used is an acceptable framework as discussed in SEC Release No. 33-8810: Commission Guidance Regarding Management’s Report on Internal Control over Financial Reporting under Section 13(a) or 15(d) of the Securities Exchange Act of 1934.

Management’s assessment of internal control over financial reporting was conducted using the criteria in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). As discussed in footnote 23 of SEC Release No. 33-8810: Commission Guidance Regarding Management’s Report on Internal Control over Financial Reporting under Section 13(a) or 15(d) of the Securities Exchange Act of 1934, the Staff identified Internal Control - Integrated Framework as an example of a suitable framework for assessing the effectiveness of internal control over financial reporting. In our 10-K for the fiscal year ended December 31, 2008, we stated that our assessment of internal control over financial reporting was conducted using the criteria in Internal Control over Financial Reporting - Guidance for Smaller Public Companies, issued by COSO, which neither replaces nor modifies Internal Control - Integrated Framework, but rather provides guidance on how to apply it. We will revise future filings to cite Internal Control - Integrated Framework, issued by COSO, as the framework applied in our assessment of internal control over financial reporting.

7.	We note in your disclosure that one of the material weaknesses resulted in “significant audit adjustments to the quarterly and annual financial statements as well as insufficient compliance with U.S GAAP and SEC reporting requirements.” Please tell us and revise future filings to provide a discussion of the types of audit adjustments recorded and indicate which GAAP rules and SEC requirements you were not in compliance with. In addition, your disclosure should state the areas of the financial statement that were impacted by the material weakness.

During the review of three quarters and audit of our financial statements as of and for the year ended December 31, 2008, our external auditors identified a total of thirty five adjusting entries. The nature of the adjusting entries are as follow:

First Quarter - Four adjusting entries: adjusting entries identified related to expense cut off, adjustment of provision for warranty provision and provision for sales return. Second Quarter - Ten adjusting entries: adjusting entries identified related to expense cutoff, cost of goods sold cutoff, and additional paid-in capital and liabilities reclassifications. Third Quarter - Nine adjusting entries: adjusting entries identified related to expense cutoff, revenue cutoff, and a bonus accrual. Fourth Quarter - Twelve adjusting entries: adjusting entries identified related to revenue and accrued expense cutoff and adjustments to prepaid expenses.

All adjusting entries were recorded by management in our original 10-Q and 10-K filings for the fiscal year ended December 31, 2008. Management cited the adjusting entries as a material weakness due to the volume and gross magnitude of the entries as well as due to the recurring nature of the issue year over year fiscal 2007 and 2008. The identification of the thirty five adjusting entries by our external auditors led management to generally conclude that there was insufficient compliance with U.S. generally accepted accounting principles (“U.S. GAAP”) and Securities and Exchange Commission (“SEC”) reporting requirements since our financial statements would have otherwise been misstated; there were no material instances of non-compliance with specific U.S. GAAP rules or SEC reporting requirements. We will revise future filings to provide additional details regarding the types of audit adjustments identified, the areas of financial statements impacted by the material weakness and our conclusions regarding our non-compliance with U.S. GAAP rules and SEC reporting requirements, as applicable.

Changes in Internal Control Over Financial Reporting, page 40

8.	It is unclear from your disclosure what, if any, changes in internal control over financial reporting occurred in the fourth quarter of 2008. For example, you disclose the various steps taken to remediate your material weaknesses but it is unclear when these efforts were made and what changes occurred during the fourth quarter. Please revise future filings to clearly state the nature and timing of changes in your internal control over financial reporting that occurred during the most recent quarter that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting. Refer to Item 308(c) of Regulation S-K.

We have reviewed Item 308(c) of Regulation S-K and future filings will clearly state the nature and timing of changes in our internal control over financial reporting that occurred during the most recent quarter that have materially affected, or are reasonably likely to material affect, our internal control over financial reporting.

Form 10-Q for the fiscal quarter ended March 31, 2009

Condensed Consolidated Financial Statements

Note 1. Summary of Significant Accounting Policies, page 5

Recent Accounting Pronouncements, page 6

9.	Please tell us how you considered the impact on your financial statements of EITF 07-05, Determining Whether an Instrument (or Embedded Feature) is Indexed to an Entity’s Own Stock, which is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years.

The embedded equity/conversion option associated with the ETP/FBR Venture Capital II, LLC Convertible Note is considered indexed to our own stock based on the following evaluation:

Step 1:	There are no exercise contingencies related to the embedded equity/conversion option.

Step 2:	The issued embedded equity/conversion option gives the counterpart a right to buy a fixed number of our common stock for a fixed stated principal amount. The number of shares of common stock issuable upon conversion is determined by dividing (x) such principle amount by (y) the conversion price of $1.60. Additionally, there are adjustments to the conversion price of $1.60 for any stock splits, stock dividends, or recapitalizations. The adjustments to the conversion price resulting from these events are intended to offset their effects on the instrument’s fair value. In these circumstances, the only variable that could affect the settlement amount (stock splits, stock dividends, and recapitalization) would be inputs to the fair value for a “fixed-for-fixed” equity/conversion option on equity shares.

All warrants outstanding at December 31, 2008 are considered indexed to our own stock based on the following evaluation:

Step 1:	There are no exercise contingencies related to the warrant exercise option.

Step 2:	The warrants give the counterpart a right to buy a fixed number of our common stock for a fixed stated price. Additionally, there are adjustments to the warrant price and number of shares for any merger or consolidation of Alpha Innotech Corp. for fundamental transactions, subdivision or combination of shares, and stock dividends or other distributions. The adjustments to warrant price and number of shares resulting from these events are intended to offset their effects on the instrument’s fair value. In these circumstances, the only variable that could affect the settlement amount (stock splits, stock dividends, and recapitalization) would be inputs to the fair value for a “fixed-for-fixed” equity/conversion option on equity shares.

Note 4. Debt, page 9

10.	We see that you have a convertible note with ETP/FBR Venture Capital LLC. Please tell us how you considered the impact of FASB Staff Position No. APB 14-1, Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement).

First, we have determined that the embedded equity/conversion option does not require separate accounting as a derivative instrument under FASB Statement 133 because it qualifies for the scope exception in paragraph 11(a) of that FASB Statement 133. Please see above response to comment 9.

Second, upon issuance of the notes, the liability component was measured. The liability component was calculated as the present value of the principal and interest payments and determined to be $264,123. This amount reflects the present value of the principal calculated to be $222,544 plus the present value of interest calculated to be $41,579. The present value of the principal and interest has been discounted using an 11 percent interest rate, the market rate for similar debt without warrants and a conversion option. The calculation is as follows:

	Amount	11 Percent Present Value Rate	Total
Present value of principal payable in 5 years	375,000	.59345	$222,544

Present value of interest payable year 1	11,250	.90090	10,135
Present value of interest payable year 2	11,250	.81162	9,131
Present value of interest payable year 3	11,250	.73119	8,226
Present value of interest payable year 4	11,250	.65873	7,411
Present value of interest payable year 5	11,250	.59345	6,676

Present value of interest			41,579

Total present value of liability component			$264,123

Third, the value of the warrants issued was determined to be $94,353. The value of the 125,000 warrants with an exercise price of $1.20 was determined using the Black-Scholes model with the following assumptions: estimated volatility of 87 percent, a contractual life of five years, a zero dividend rate, 4.99 percent risk free interest rate, and the fair value of the common stock of $1.15 per share.

Finally, the difference between the proceeds from the ETP/FBR Venture Capital II, LLC Convertible Note of $375,000 and the fair value of liability component, $264,123, and the warrant component, $94,353, was assigned to the equity/conversion component, $16,524.

This amount, $16,524, is clearly immaterial. The cumulative effect of the change in accounting principle on periods prior to those presented, the fiscal years ending prior to December 31, 2008 which affect opening balances as of January 1, 2008, and the fiscal year ended December 31, 2008 has been determined to be immaterial and is supported through our analysis of passed adjustments utilizing the Iron Curtain Method and the Rollover Method. The effects of the passed adjustments on the fiscal year ending December 31, 2009 and forward are anticipated to also be immaterial. However, the passed adjustments on the financial statements for 2009 and forward will be evaluated utilizing the Iron Curtain Method and the Rollover Method on the applicable periods and years.

*        *        *

In addition, the Company further acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to call me at (510) 483-9620 if you have any questions or would like any additional information regarding this matter.

ALPHA INNOTECH CORP.

/S/ MICHAEL HENIGHAN
Michael Henighan
Chief Financial Officer

cc:	Marina Remennik, Esq. - Cooley Godward Kronish LLP